EXHIBIT 99.1

Retalix Announces Fourth Quarter and FY 2009 Results

Retalix Meets/Exceeds Guidance for FY09 Reporting $12 Million Net Income (Non-GAAP)* and Generates $39.2 Million in Cash Flow From Operations

RA'ANANA, Israel, March 16, 2010 (GLOBE NEWSWIRE) -- Retalix® Ltd. (Nasdaq:RTLX), a leading provider of software solutions for retailers and distributors, announced today results for the fourth quarter and full year ended December 31, 2009.

Summarized financial highlights for the fourth quarter and twelve-month period ended December 31, 2009 results:

  Total Revenues for the full year were $192.4 million, compared to $221.6 million in 2008. Total revenues in the fourth quarter of 2009 were $46.4 million, compared to $52.2 million in the fourth quarter of 2008.

  Income from Operations (GAAP) for the full year was $7.8 million, compared to a loss of ($58.1) million in 2008. In the fourth quarter of 2009, Retalix recorded a loss from operations (GAAP) of ($3.1) million versus a loss of ($60.2) million from operations (GAAP) in the fourth quarter of 2008. In the fourth quarter of 2008, Retalix reported a ($58.2) million dollar non-cash charge for the impairment of goodwill.

  Adjusted Income from Operations (Non-GAAP)* for the full year was $15.5 million compared to $8.2 million for the full year 2008. In the fourth quarter of 2009, Retalix recorded adjusted income from operations (Non-GAAP) of $0.2 million versus an adjusted loss from operations (Non-GAAP) of ($0.3) million in the fourth quarter of 2008.

  Financial Income for the full year 2009 was $1.8 million, due to currency exchange income and benefits related to valuation of forward currency transactions, versus a financial expense of ($2) million for the full year 2008. In the fourth quarter of 2009, Retalix recorded financial income of $0.2 million versus a financial expense of ($2.6) million in the fourth quarter of 2008.

  GAAP Net Income for the full year was $5.8 million, or $0.28 per diluted share, versus a loss of ($51.6) million, or a loss of ($2.55) per diluted share, for the full year 2008. For the fourth quarter of 2009, Retalix reported a GAAP net loss of ($4.0) million, or a loss of ($0.18) per diluted share, versus a GAAP net loss of ($53.7) million, or ($2.64) per diluted share, in the fourth quarter 2008. Included in the fourth quarter of 2009 was approximately ($1.8) million in expenses related to the private placement transaction completed in November 2009 and ($1.5) million in amortization and stock based compensation expenses. In the fourth quarter of 2008, Retalix recorded a non-cash charge of ($58.2) million for the impairment of goodwill.

  Adjusted Net Income (Non-GAAP)* for the full year 2009 was $12 million, or $0.57 per diluted share, compared to $9.9 million, or $0.49 per diluted share, for the full year 2008. Adjusted net income (Non-GAAP) was ($0.9) million, or ($0.04) per diluted share, in the fourth quarter 2009, compared to $2.8 million, or $0.14 per diluted share, in the fourth quarter 2008.

  Cash Flow from Operating Activities generated $2.9 million during the fourth quarter of 2009, compared to a cash flow of $12.3 million generated during the fourth quarter of 2008. For the full year 2009, Retalix generated approximately $39.2 million from operating activities, compared to a cash flow of $13.2 million generated from operating activities in the full year 2008.

  Balance Sheet: As of December 31, 2009, Retalix had approximately $104.6 million in cash, cash equivalents and marketable securities on its balance sheet, which included $32.9 million from the private placement completed in November 2009 with the Alpha Group, and $0.7 million dollars in debt.

  A Private Placement completed in November 2009 with the Alpha Group generated $32.9 million for Retalix. Retalix issued to the investors 3,612,804 ordinary shares, constituting 17.7% of the outstanding share capital (prior to such issuance), and warrants to purchase up to an additional 1,250,000 ordinary shares. After the completion of the transaction Retalix's diluted shares outstanding on an annual basis increased to 21 million.

As part of a continuing effort to enhance Retalix's internal control over financial reporting, in the second half of 2009 Retalix implemented a new Oracle ERP financial software system to replace its various legacy systems. Due to the inherent complexity of the implementation of a new ERP system, Retalix's annual financial information took longer than usual to compile and is undergoing additional review processes. In addition, Retalix has not yet completed the analysis of certain complex income tax-related items. As a result, the results set forth in this press release are preliminary and could change pending the completion of these processes. Retalix will file its final audited annual financial statements on Form 20-F with the U.S. Securities and Exchange Commission by June 30, 2010.

Shuky Sheffer, Chief Executive Officer of Retalix, said, "Since assuming the helm at Retalix in January I have been impressed by the many strengths of the Company, including its products, strong customer and geographic base and dedicated employees worldwide. We have already completed a Horizon I strategic exercise that helped to define the immediate targets, determining where we will compete, and what value we bring to the market. We defined an exciting, demand driven and innovative product roadmap, which, although still being refined, has been very positively received by customers. We are actively managing our portfolio of products, engaging our customers and shifting resources and spending to the areas where we see the best growth opportunities while also developing the longer-term strategic plan of Retalix. I am encouraged by the start of 2010 and am confident that Retalix can build on its 28 year history of providing innovative services and solutions to retailers."

Hugo Goldman, the Company's Chief Financial Officer, said, "We met or exceeded our guidance for 2009, improving income from operations and cash flow. Operating expenses were down twenty one percent year over year, excluding the previous year's charge for the impairment of goodwill. Profitability was further aided by $1.8 million in financial income recorded for the year due to currency translation benefits on the value of our non-dollar net assets and the valuation of our currency hedges. Our fourth quarter results were impacted by seasonally slowed revenues and a continued decline in license revenues, but we were able to generate $2.9 million in cash from operating activities in the fourth quarter. For the year we generated approximately $39.2 million in cash from operating activities and, combined with the $32.9 million raised by the private investment in the fourth quarter, we have almost $105 million in cash on our balance sheet providing us the strength to grow Retalix to the next level."

Outlook for FY 2010

Sheffer added, "While retailers remain cautious in the current economic environment they need cost-efficient and innovative solutions for their operations. I am encouraged by the level of activity I see developing and we are taking steps to leverage our strengths and build our pipeline."

"Today we are announcing our initial outlook for 2010. Retalix expects full year 2010 revenues to be between $195 million and $210 million, with similar profitability as in 2009. We will continue to monitor the market conditions looking for new opportunities as we also develop our long-term business strategy."

Conference Call and Webcast Information

Retalix will be holding a conference call to discuss results for the fourth quarter and full year 2009 on Tuesday, March 16th at 9:00 am Eastern Time (3:00 pm Israel Time). This conference can be accessed by all interested parties through the Company's web site at http://www.retalix.com/conference-call.cfm, which web site is not part of this press release. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Retalix's web site.

About Retalix

Retalix is an independent provider of software solutions to retailers and distributors worldwide. Retalix solutions serve the needs of grocery chains, convenience and fuel retailers, food and consumer goods distributors and independent grocers. The Company offers a portfolio of software applications that automate and synchronize essential retail and supply chain operations, encompassing stores, headquarters and warehouses. The Company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas. For more information about Retalix, please visit www.retalix.com, the contents of which are not part of this press release.

Retalix is a registered trademark of Retalix Ltd. in the United States and in other countries. The names of actual companies, products and services mentioned herein may be the trademarks of their respective owners.

The Retalix Ltd. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=5937

* Note Regarding the Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Retalix uses Non-GAAP measures of operating income, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation, PIPE investment costs, and amortization of intangibles related to acquisitions, as well as impairment of goodwill when applicable. Retalix's management believes the Non-GAAP financial information provided in this release is useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future. The presentation of this Non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide this information to investors. Reconciliations between GAAP measures and Non-GAAP measures are contained following the GAAP financial statements in this press release. Reconciliation between GAAP to Non-GAAP outlook for 2010 is provided in the table below.

Safe Harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. For example, the statements regarding our "Outlook for FY 2010" including our expected results, the possibility that Retalix's financial results could change upon completion of the audit, activity levels and pipeline, reactions to market conditions, new opportunities, and future strategic plans, all involve forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, the performance of the US dollar relative to other currencies, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2008, for a discussion of these and other important risk factors. Except as required by law, Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(U.S. $ in thousands, except share and per share data)

	Year ended December 31		Three months ended December 31
	2009	2008	2009	2008
	(Unaudited)	(Audited)	(Unaudited)

REVENUES:
Product sales	58,145	72,907	15,720	18,112
Services	134,248	148,720	30,668	34,063
Total revenues	192,393	221,627	46,388	52,175
COST OF REVENUES:
Cost of product sales	39,560	45,201	11,955	9,371
Cost of services	74,564	88,078	18,002	21,260
Total cost of revenues	114,124	133,279	29,957	30,631
GROSS PROFIT	78,269	88,348	16,431	21,544
OPERATING EXPENSES:
Research and development – net	28,991	38,357	8,026	8,429
Selling and marketing	18,776	23,623	4,494	6,926
General and administrative	21,007	26,677	5,380	8,524
Other income – net	(154)	(376)	(190)	(312)
PIPE investment cost	1,823	--	1,823	--
Impairment of goodwill	--	58,182	--	58,182
Total operating expenses	70,443	146,463	19,533	81,749
INCOME (LOSS) FROM OPERATIONS	7,826	(58,115)	(3,102)	(60,205)
FINANCIAL INCOME (EXPENSES), net	1,757	(1,978)	185	(2,599)
INCOME (LOSS) BEFORE TAXES ON INCOME	9,583	(60,093)	(2,917)	(62,804)
TAX BENEFIT (EXPENSES)	(3,494)	8,960	(1,046)	8,910
INCOME (LOSS) AFTER TAXES ON INCOME	6,089	(51,133)	(3,963)	(53,894)
SHARE IN INCOME OF AN ASSOCIATED COMPANY	17	54	--	19
NET INCOME (LOSS)	6,106	(51,079)	(3,963)	(53,875)
NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	(310)	(537)	(38)	208
NET INCOME (LOSS) ATTRIBUTABLE TO RETALIX LTD.	5,796	(51,616)	(4,001)	(53,667)
EARNINGS (LOSSES) PER SHARE – in U.S. $:
Basic	0.28	(2.55)	(0.18)	(2.64)
Diluted	0.28	(2.55)	(0.18)	(2.64)
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE – in thousands:
Basic	20,824	20,265	22,121	20,348
Diluted	20,995	20,265	22,121	20,348

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. $ in thousands)

	December 31
	2009	2008
	(Unaudited)	(Audited)

A s s e t s

CURRENT ASSETS:
Cash and cash equivalents	103,675	33,546
Marketable securities	226	3,239
Accounts receivable:
Trade	54,814	70,017
Other	8,891	11,554
Prepaid expenses	4,967	4,003
Inventories	1,496	1,037
Deferred income taxes	4,957	4,871
Total current assets	179,026	128,267
NON-CURRENT ASSETS :
Long-term receivables	1,386	3,382
Long-term prepaid expenses	406	539
Long term investments	682	862
Amounts funded in respect of employee rights upon retirement	10,621	8,663
Deferred income taxes	12,150	15,462
Other	269	424
Total non - current assets	25,514	29,332
PROPERTY, PLANT AND EQUIPMENT, net	15,233	14,734
GOODWILL	50,803	50,660
OTHER INTANGIBLE ASSETS, net of accumulated
Amortization:
Customer base	12,610	15,386
Other	1,823	2,413
	14,433	17,799
Total assets	285,009	240,792

RETALIX LTD.
CONDENSED CONSOLIDATED BALANCE SHEET

	December 31
	2009	2008
	(Unaudited)	(Audited)

Liabilities and shareholders' equity

CURRENT LIABILITIES:
Short-term loan	170	--
Current maturities of long-term bank loans	263	249
Accounts payable and accruals:
Trade	7,071	8,672
Employees and employee institutions	10,114	8,783
Accrued expenses	10,908	6,527
Other	1,804	2,596
Deferred revenues	19,786	19,135
Total current liabilities	50,116	45,962
LONG-TERM LIABILITIES :
Long-term bank loans, net of current maturities	275	523
Employee rights upon retirement	14,243	13,860
Deferred tax liability	256	286
Other tax payables	489	1,112
Total long-term liabilities	15,263	15,781
Total liabilities	65,379	61,743
SHAREHOLDERS' EQUITY:
Share capital -Ordinary shares of NIS 1.00 par value (authorized): December 31, 2009 (unaudited) and December 31, 2008 (audited) - 30,000,000 shares; issued and outstanding: December 31, 2009 (unaudited) - 24,082,582 Shares; December 31, 2008 (audited) - 20,389,771 shares;	6,353	5,380
Additional paid in capital	208,574	175,435
Retained earnings	375	(5,421)
Accumulated other comprehensive income	642	328
Total Retalix shareholders' equity	215,944	175,722
Non-controlling interest	3,686	3,327
Total equity	219,630	179,049
Total liabilities and equity	285,009	240,792

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2009	2008	2009	2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	6,106	(51,079)	(3,963)	(53,875)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	6,261	6,265	1,609	1,659
Losses (gains) from sale of property, plant and equipment	44	(46)	--	(46)
Share in income of an associated company	(4)	(54)	--	(19)
Stock based compensation expenses	2,624	4,777	1,001	850
Changes in accrued liability for employee rights upon retirement	311	(396)	(97)	(1,361)
Losses (gains) on amounts funded in respect of employee rights upon retirement	(1,023)	312	(226)	1,605
Deferred income taxes – net	3,195	(4,928)	512	(2,305)
Net decrease in trading securities	162	342	3	421
Impairment of available for sale securities	--	700	--	700
Amortization of discount on marketable debt securities	--	5	--	5
Impairment of goodwill	--	58,182	--	58,182
Other	(12)	(26)	(6)	(69)
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade (including the non-current portion)	17,339	13,395	3,647	15,311
Other (including the non-current portion)	2,201	(10,080)	613	(5,834)
Increase (decrease) in accounts payable and accruals:
Trade	(1,653)	(6,655)	2,649	(4,584)
Employees, employee institutions and other	4,102	(113)	22	328
Decrease (Increase) in inventories	(456)	247	86	554
Increase (decrease) in long-term institutions	(623)	15	6	54
Increase (decrease) in deferred revenues	625	2,381	(2,920)	746
Net cash provided by operating activities – forward	39,199	13,244	2,936	12,322

RETALIX LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31		Three months ended December 31
	2009	2008	2009	2008
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	U.S. $ in thousands

Net cash provided by operating activities - brought forward	39,199	13,244	2,936	12,322
CASH FLOWS FROM INVESTING ACTIVITIES:
Maturity of marketable debt securities held to maturity	490	370	--	--
Sales of marketable trading debt securities	2,535	--	--
Investment in marketable debt securities held to maturity	--	(208)	--	(9)
Acquisition of subsidiaries or activities consolidated for the first time (a)	--	(110)	--	--
Additional investments in subsidiaries	--	(714)	--	(89)
Purchase of property, plant, equipment and other assets	(2,786)	(5,055)	(519)	(1,609)
Proceeds from sale of property, plant and equipment	120	55	--	17
Amounts funded in respect of employee rights upon retirement, net	(913)	(168)	(235)	192
Changes in restricted deposits	(184)	--	(184)	--
Long-term loans collected from employees	14	36	--	19
Net cash used in investing activities	(724)	(5,794)	(938)	(1,479)
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of long-term bank loans	(249)	(241)	(130)	(125)
Issuance of share capital to Shareholders	30,510	--	30,510
Issuance of share capital to employees resulting from exercise of options	973	4,012	969	17
Short-term bank credit – net	170	(11)	170	--
Net cash provided by (used in) financing activities	31,404	3,760	31,519	(108)
EFFECT OF EXCHANGE RATE CHANGES ON CASH	250	(148)	(159)	(113)
NET INCREASE IN CASH AND CASH EQUIVALENTS	70,129	11,062	33,358	10,622
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	33,546	22,484	70,317	22,924
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	103,675	33,546	103,675	33,546

RETALIX LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

	Year ended
	December 31,
	2009	2008
	(Unaudited)	(Audited)
	U.S. $ in thousands
(a) Supplementary disclosure of cash flow information --
Fair value of assets acquired and liabilities assumed of subsidiaries and activities acquired at the date of acquisition --
Goodwill and other intangible assets arising on acquisition	--	(110)

	--	(110)

(b) Supplemental information on investing activities not involving cash flows:

1. During 2008 the Company, through its subsidiary StoreAlliance.com Ltd. acquired the Supplier's Portal activity from Bezeq Int. Ltd. An amount of approximately $81,000 was acquired in credit and will be presented as investing activity when actually paid.

2. The Company purchased equipment in the amount of $842,000 in credit. This amount will be presented as investing activity when actual payment will be made.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following tables reflect selected Retalix' non-GAAP results reconciled to GAAP results:

	Year ended December 31		Three months ended December 31
	2009	2008	2009	2008
	Unaudited	Audited	Unaudited	Audited
	U.S. $ in thousands (except per share data)
OPERATING INCOME (LOSS)
GAAP Operating income (loss)	7,827	(58,115)	(3,101)	(60,205)
GAAP Operating Margin	4.1%	(26.2%)	(6.7%)	(115.39%)
Plus:
Amortization of acquisition-related intangible assets	3,731	3,308	919	830
Stock based compensation expenses	2,165	4,775	542	848
PIPE investment costs*	1,823	--	1,823	--
Impairment of goodwill	--	58,182	--	58,182
Non-GAAP Operating income (loss)	15,546	8,150	183	(345)

NET INCOME (LOSS)	5,796	(51,616)	(4,001)	(53,667)
GAAP Net income (loss)
Plus:
Amortization of acquisition-related intangible assets	3,731	3,308	919	830
Stock based compensation expenses	2,165	4,775	542	848
PIPE investment costs*	1,823	--	1,823	--
Impairment of goodwill	--	58,182	--	58,182
Less:
Income tax effect of amortization of acquisition-related intangible assets	(1,029)	(1,262)	71	(336)
Expenses (income) tax effect of stock based compensation expenses	(96)	(456)	136	(44)
Income tax effect of PIPE investment costs	(343)		(343)
Income tax effect of impairment of goodwill	--	(3,041)	--	(3,041)
Non-GAAP Net income (loss)	12,047	9,890	(853)	2,772

NET INCOME (LOSS) PER DILUTED SHARE
GAAP Net income (loss) per diluted share	0.28	(2.55)	(0.18)	(2.63)
Plus:
Amortization of acquisition-related intangible assets	0.18	0.16	0.04	0.04
Stock based compensation expenses	0.10	0.24	0.02	0.04
PIPE investment costs	0.09	--	0.08	--
Impairment of goodwill	--	2.87	--	2.86
Less:
Income tax effect of amortization of acquisition-related intangible assets	(0.05)	(0.06)	0.00	(0.02)
Income tax effect of stock based compensation expenses	(0.01)	(0.02)	0.01	(0.00)
Income tax effect of PIPE investment costs	(0.02)	--	(0.01)	--
Income tax effect of impairment of goodwill	--	(0.15)	--	(0.15)
Non-GAAP Net income (loss) per diluted share	0.57	0.49	(0.04)	0.14

Shares used in computing diluted net income per share	20,995	20,265	22,726	20,348

* PIPE investment costs include $459 thousands of stock based compensation expenses.

RETALIX LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENTS

The following table shows the classification of stock-based compensation expense:

	Year ended December 31		Three months ended December 31
	2009	2008	2009	2008
	Unaudited	Audited	Unaudited	Audited
	U.S. $ in thousands
Cost of product sales	105	174	29	49
Cost of services	1060	1,847	292	359
Research and development - net	381	1,029	8	172
Selling and marketing	126	360	(18)	50
General and administrative	493	1,365	231	218
Total	2,165	4,775	542	848

The following table shows the classification of amortization of acquisition-related intangible assets:

	Year ended December 31		Three months ended December 31
	2009	2008	2009	2008
	Unaudited	Audited	Unaudited	Audited
	U.S. $ in thousands
Cost of product sales	2,490	2,211	620	561
Cost of services	876	786	219	196
Selling and marketing	--	3	--	--
General and administrative	365	308	80	73
Total	3,731	3,308	919	830

PIPE investment costs relate to a Private Placement completed in November 2009 as part of the agreement with the Alpha Group that generated $32.9 million dollars proceeds and $1.8 million dollars in expenses for Retalix.

CONTACT:  Retalix Ltd.
          Hugo Goldman
          +972-9-776-6677
          investors@retalix.com